Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
April 27, 2015
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Barrier Enhanced Participation Notes

▸ $1,143,000 Barrier Enhanced Participation Notes linked to the Energy Select Sector SPDR® Fund
▸ Maturity of five years
▸ 1.25x uncapped exposure to any positive return of the reference asset
▸ Full exposure to declines in the reference asset if the return is less than -20%
▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Barrier Enhanced Participation Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF underlying supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this pricing supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $928 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-2 and "Risk Factors" beginning on page PS-5 of this document for additional information.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000	$35	$965
Total	$1,143,000	$40,005	$1,102,995

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.50% and referral fees of up to 1.60% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 3.60% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC



HSBC USA Inc.
Barrier Enhanced Participation Notes

Linked to the Energy Select Sector SPDR® Fund

This pricing supplement relates to an offering of Barrier Enhanced Participation Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Reference Return is less than -20%, lose up to 100% of your principal.**

This pricing supplement relates to an offering of Notes linked to the performance of the Energy Select Sector SPDR® Fund. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset, as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Energy Select Sector SPDR® Fund ("XLE")
Underlying Index:	The S&P® Energy Select Sector Index
Trade Date:	April 27, 2015
Pricing Date:	April 27, 2015
Original Issue Date:	April 30, 2015
Final Valuation Date:	April 27, 2020, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	April 30, 2020. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Final Settlement Value:	*If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return × Upside Participation Rate). *If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level*, you will receive $1,000 per $1,000 Principal Amount (zero return). *If the Reference Return is less than the Barrier Level,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return). Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is less than 0%. **If the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**
Barrier Level:	-20%
Upside Participation Rate:	125%
Initial Price:	$81.89, which was the Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the price displayed on Bloomberg Professional® service page "SPLV UP <EQUITY>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable, adjusted by the Calculation Agent as described under "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40433BN53 / US40433BN535
Estimated Initial Value	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This pricing supplement relates to a single offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and the underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

‣ The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

‣ The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

‣ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Barrier Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is less than 0%. **You should be aware that if the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuer

Select Sector SPDR Trust is the reference issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the Notes.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -20%.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset or on the stocks held by the Reference Asset.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the Notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -20%.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid to holders of the Reference Asset or on the stocks held by the Reference Asset.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and page S-1 of the ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be fully exposed to the decline in the Final Price from the Initial Price if the Reference Return is less than the Barrier Level of -20%. Accordingly, if the Reference Return is less than 20%, your Payment at Maturity will be less than the Principal Amount of your Notes. You may lose up to 100% of your investment at maturity if the Reference Return is negative.

The amount payable on the Notes is not linked to the price of the Reference Asset at any time other than on the Final Valuation Date.

The Final Price will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations

as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Changes that affect the Reference Asset or the Underlying Index may affect the price of the Reference Asset and the market value of the Notes and the amount you will receive at maturity.

The policies of the reference issuer or S&P Dow Jones Indices LLC (the "Index Sponsor"), the index sponsor of the Underlying Index, concerning additions, deletions and substitutions of the constituents comprising the Reference Asset or the Underlying Index, as applicable, and the manner in which the reference issuer or the Index Sponsor takes account of certain changes affecting those constituents included in the Reference Asset or the Underlying Index may affect the price of the Reference Asset. The policies of the reference issuer or the Index Sponsor with respect to the calculation of the Reference Asset or the Underlying Index, as applicable, could also affect the price of the Reference Asset. The reference issuer or the Index Sponsor may discontinue or suspend calculation or dissemination of the Reference Asset or the Underlying Index, as applicable. Any such actions could affect the price of the Reference Asset and the value of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 12 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such

discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Owning the Notes is not the same as owning the Reference Asset or the stocks comprising the Underlying Index.

The return on your Notes may not reflect the return you would realize if you actually owned the Reference Asset or stocks included in the Underlying Index. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Asset or the stocks included in the Underlying Index would have.

Risks associated with the energy sector.

The XLE invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the OPEC to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the performance of the XLE.

Risks associated with concentration of investment in a particular sector.

The equity securities held by the XLE are issued by companies that are in the following industries: oil, gas and consumable fuels and energy equipment and services. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Final Price. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples are based on the following terms:

▶	Principal Amount:	$1,000
▶	Barrier Level:	-20%
▶	Upside Participation Rate:	125%

Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
100.00%	$2,250.00	125.00%
80.00%	$2,000.00	100.00%
60.00%	$1,750.00	75.00%
50.00%	$1,625.00	62.50%
30.00%	$1,375.00	37.50%
20.00%	$1,250.00	25.00%
15.00%	$1,187.50	18.75%
10.00%	$1,125.00	12.50%
5.00%	$1,062.50	6.25%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Reference Return is 5.00%.

Reference Return:	5.00%
Final Settlement Value:	**$1,062.50**

Because the Reference Return is positive, the Final Settlement Value would be $1,062.50 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 125.00%)

= $1,062.50

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Return is positive.

Example 2: The Reference Return is -5.00%.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Barrier Level of -20%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 2 shows that you will receive the return of your principal investment where the price of the Reference Asset declines by no more than 5% over the term of the Notes.

Example 3: The Reference Return is -60.00%.

Reference Return:	-60.00%
Final Settlement Value:	**$400.00**

Because the Reference Return is less than the Barrier Level of -20%, the Final Settlement Value would be $400.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × -60.00%)

= $400.00

Example 3 shows that you are fully exposed on a 1-to-1 basis to declines in the price of the Reference Asset if the Reference Return is less than the Barrier Level of -20%. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.**

INFORMATION RELATING TO THE REFERENCE ASSET

The XLE seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the S&P® Energy Select Sector Index. The S&P® Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The S&P® Energy Select Sector Index seeks to represent the energy sector of the S&P 500® Index. The S&P® Energy Select Sector Index includes companies in the following industries: oil, gas and consumable fuels, and energy equipment and services.

For more information about the XLE, see "Energy Select Sector SPDR® Fund" beginning on page S-8 of the accompanying ETF Underlying Supplement.

Historical Performance of the XLE

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from January 1, 2008 to April 27, 2015, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Reference Asset should not be taken as an indication of future performance.



Quarter Begin	Quarter End	(Intraday) Quarterly High	(Intraday) Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$80.74	$62.97	$73.80
4/1/2008	6/30/2008	$91.42	$73.35	$88.36
7/1/2008	9/30/2008	$90.15	$59.13	$63.77
10/1/2008	12/31/2008	$63.43	$38.85	$47.84
1/2/2009	3/31/2009	$53.18	$37.40	$42.46
4/1/2009	6/30/2009	$54.82	$41.48	$48.07
7/1/2009	9/30/2009	$56.28	$43.66	$53.92
10/1/2009	12/31/2009	$60.56	$51.34	$57.01
1/4/2010	3/31/2010	$60.87	$52.68	$57.52
4/1/2010	6/30/2010	$62.29	$49.58	$49.68
7/1/2010	9/30/2010	$56.75	$48.56	$56.06
10/1/2010	12/31/2010	$68.49	$55.68	$68.25
1/3/2011	3/31/2011	$80.96	$67.50	$79.81
4/1/2011	6/30/2011	$80.89	$70.45	$75.35
7/1/2011	9/30/2011	$79.97	$57.96	$58.59
10/3/2011	12/30/2011	$73.19	$54.26	$69.13
1/3/2012	3/30/2012	$76.49	$68.75	$71.73
4/2/2012	6/29/2012	$72.99	$61.11	$66.37
7/2/2012	9/28/2012	$77.35	$64.64	$73.48
10/1/2012	12/31/2012	$75.19	$67.78	$71.44
1/2/2013	3/28/2013	$80.13	$72.00	$79.32
4/1/2013	6/28/2013	$83.95	$73.53	$78.36
7/1/2013	9/30/2013	$85.74	$78.35	$82.88
10/1/2013	12/31/2013	$88.53	$81.33	$88.51
1/1/2014	3/31/2014	$89.59	$81.78	$89.06
4/1/2014	6/30/2014	$101.51	$88.24	$100.1
7/1/2014	9/30/2014	$100.96	$90.06	$90.62
10/1/2014	12/31/2014	$91.05	$72.51	$79.16
1/1/2015	3/31/2015	$82.42	$71.70	$77.58
4/1/2015	4/27/2015*	$83.22	$77.01	$81.89

** This pricing supplement includes, for the second calendar quarter of 2015, data for the period from April 1, 2015 through April 27, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2015.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.50% and referral fees of up to 1.60% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 3.60% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the XLE (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Note at fair market value and sold them at fair market value on the Maturity Date (if the Note was held until the Maturity Date) or on the date of sale or exchange of the Note (if the Note was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note linked to the XLE will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

HSBC USA Inc.

$1,143,000 Barrier Enhanced Participation Notes Linked to the Energy Select Sector SPDR® Fund

April 27, 2015

PRICING SUPPLEMENT